Exhibit 99.1

RESIGNATION OF CO-CHIEF EXECUTIVE OFFICE AND CO-CHAIRMAN OF THE BOARD

On July 29, 2022, the board of directors (the “Board”) of Powerbridge Technologies Co., Ltd. (the “Company”), a company incorporated in the Cayman Islands, announced that Mr. Ban Lor (“Mr. Lor”) has resigned from his position as the Co-Chief Executive Officer and Co-Chairman of the Board, effective from July 30, 2022. Mr. Lor’s resignation is not a result of any disagreement with the Company in relation to its operations, policies or practices.

The information in this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.